[eon letterhead]

April 18, 2005

Mr. Larry Spirgel	Via EDGAR
Assistant Director
Securities and Exchange Commission
Mail Stop 0407
Washington, D.C. 20549

Re:	eOn Communications Corporation, Form 10-K for the fiscal year ended July 31, 2004 and Form 10-Q for the quarter ended January 31, 2005

Dear Mr. Spirgel:

We received your letter dated April 15, 2005 regarding the SEC’s financial review of the above referenced reports previously filed by eOn Communications Corporation with the SEC. I am scheduled to leave the country for China tomorrow, April 19th, and will not return until April 27th. Due to my absence, we propose to respond to your letter and amend our Forms 10-K and 10-Q, as appropriate, no later than May 13, 2005. We have discussed this proposed timeframe with your staff attorney, Cheryl Grant. If, for any reason, our proposed response date is not acceptable, please advise us as soon as possible.

Thank you for your consideration of this matter.

Sincerely,

/s/ Stephen Bowling
Stephen Bowling
Chief Financial Officer